UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 0-29480

HERITAGE FINANCIAL CORPORATION 401(k) PROFIT SHARING PLAN AND TRUST
(Full title of the plan)

HERITAGE FINANCIAL CORPORATION
201 5TH AVENUE S.W.
OLYMPIA, WASHINGTON 98501-1114
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION
The Heritage Financial Corporation 401(k) Profit Sharing Plan and Trust (the Plan) is subject to ERISA and elects to file Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.
Furnished herewith are the financial statements and schedules of the Plan as of December 31, 2015 and 2014 and for the year ended December 31, 2015.

FINANCIAL STATEMENTS AND EXHIBITS
(a)    Financial statements
    Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014
    Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015
Notes to Financial Statements
    Form 5500, Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

(b)     Exhibits
The following exhibit is being furnished herewith and this list shall constitute the exhibit index:

23.1	Consent of Independent Registered Public Accounting Firm

HERITAGE FINANCIAL CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST
Financial Statements and Supplemental Schedule
December 31, 2015 and 2014
(Report of Independent Registered Public Accounting Firm)

HERITAGE FINANCIAL CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	4
Financial Statements:
Statements of Net Assets Available for Benefits	5
Statement of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7
Supplemental Schedule:
Schedule of Assets (Held at End of Year)	15
Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted as they are not applicable.

Report of Independent Registered Public Accounting Firm

Advisory Committee
Heritage Financial Corporation 401(k) Profit Sharing Plan and Trust
Olympia, Washington

We have audited the accompanying statements of net assets available for benefits of Heritage Financial Corporation 401(k) Profit Sharing Plan and Trust (formerly known as the Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of Heritage Financial Corporation 401(k) Profit Sharing Plan and Trust's financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP
South Bend, Indiana
June 21, 2016

HERITAGE FINANCIAL CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	December 31, 2015	December 31, 2014
Assets:
Investments at fair value:
Mutual funds	$33,777,819	$35,770,364
Heritage Financial Corporation common stock	7,815,303	8,342,866
Stable value fund	5,251,562	5,394,090
Cash and cash equivalents	452,220	211,614
Total investments at fair value	47,296,904	49,718,934
Non-interest bearing cash	3,429	389
Receivables:
Employer contributions	—	486,218
Notes receivable from participants	613,878	587,103
Total receivables	613,878	1,073,321
Total assets	47,914,211	50,792,644
Liabilities:
Accounts payable and other	177,279	240,934
Total liabilities	177,279	240,934
Net assets available for benefits	$47,736,932	$50,551,710
See accompanying Notes to Financial Statements.

HERITAGE FINANCIAL CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2015

Year Ended
December 31, 2015
Investment (loss) income:
Net depreciation in fair value of investments	$(783,991)
Interest on notes receivable from participants	20,849
Dividends	1,393,457
Other	97,136
Net investment income	727,451
Contributions:
Participant salary deferrals	3,059,055
Employer	953,152
Participant rollovers	209,520
Total contributions	4,221,727
Total additions	4,949,178
Deductions:
Benefits paid to participants	7,546,561
Administrative expenses	217,395
Total deductions	7,763,956
Net decrease in net assets	(2,814,778)
Net assets available for benefits, beginning of year	50,551,710
Net assets available for benefits, end of year	$47,736,932
See accompanying Notes to Financial Statements.

HERITAGE FINANCIAL CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST
Notes to Financial Statements
December 31, 2015 and 2014

(1)     Description of Plan
The following description of the Heritage Financial Corporation 401(k) Profit Sharing Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
(a )     General
Heritage Financial Corporation (the Company) is a bank-holding company headquartered in Olympia, Washington, and is considered the Plan Sponsor. The Plan is administered by the Advisory Committee, which consists of certain officers and employees of the Company.
Effective May 1, 2014, the Company and its subsidiary bank, Heritage Bank, merged with Washington Banking Company (“WBCO”) and its wholly-owned subsidiary bank, Whidbey Island Bank ("WBCO Merger"). The merger was announced on October 23, 2013. Pursuant to the terms of the merger, the associated Whidbey Island Bank 401(k) Retirement Plan was merged into the Company's Plan with an effective date of June 26, 2014.
As a result of the WBCO merger, the Company had several changes to the Plan effective during the year ended December 31, 2014. A description of the changes to certain provisions of the Plan, including contributions and vesting, are included herein. Employees should refer to the official Plan document, as amended, for complete information.
Effective January 1, 2014, the Plan converted from an employee stock ownership plan ("ESOP") to a profit sharing plan and changed its name to "Heritage Financial Corporation 401(k) Profit Sharing Plan and Trust" from "Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust." The change was primarily due to the full payment of the ESOP loan effective December 31, 2012 and the Plan no longer having ESOP commitments, as well as the WBCO merger. The ESOP shares were converted into the unitized stock fund during the year ended December 31, 2014.
The Plan is a qualified defined contribution plan established by the Company under the provisions of Section 401(a), Section 401(k) and Section 4975(e)(7) of the Internal Revenue Code ("IRC") with salary reduction and employee stock ownership features for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
(b)     Eligibility
Employees are eligible to participate in the Plan on the first of the month coincident with or following thirty days of service.
(c)     Contributions
Subject to certain Internal Revenue Service ("IRS") limitations discussed below, participants may make elective pre-tax contributions up to 100% of their eligible compensation. Effective May 21, 2015, participants may elect to make after-tax Roth 401(k) contributions. The IRS limitations include a dollar limitation of $18,000 for 2015 and certain discrimination testing limitations. Additionally, participants over the age of 50 at Plan year end may make catch-up contributions up to the applicable dollar limitation of $6,000 for 2015.
Participants may also contribute rollovers into the Plan, which represent distributions from other qualified plans, if certain conditions are met. Effective May 21, 2015, the Plan permits In-Plan Conversion features to convert amounts within the Plan to Roth Accounts either as In-Plan Roth Rollovers or In-Plan Roth Transfers.
The Company makes a matching contribution to participant accounts equal to 50% of the participant’s contribution, up to 6% of the participant’s eligible compensation. Matching contributions are considered part of the employer contributions, and are subject to discrimination limitations.
Effective January 1, 2014, the Company's profit sharing contribution was made to be completely discretionary. The Company did not make a discretionary contribution for the plan year 2015. During plan year 2014, the Company's discretionary profit sharing contribution was 1.5% of the participant's eligible compensation. Discretionary profit sharing contributions are considered part of the employer contributions.

The following provisions apply to employer contributions:

•	Participants are eligible for matching contributions upon participation in the Plan.

•	Matching and discretionary profit sharing contributions to the Plan are invested as directed by the employee.

•
Participants, who are not credited with at least 1,000 hours of service during the Plan year or are not employed on the last working day of a Plan year, are not eligible for an allocation of discretionary profit sharing contributions for that year except in the event of the participant’s death, disability or retirement.

(d)     Participants' Accounts
Each participant’s account is credited with the (a) the participant's contribution, (b) employer contributions, and (c) allocations Plan earnings net of expenses, as determined by the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participant accounts are valued daily.
(e)     Vesting
Participants are always 100% vested in their participant contributions plus earnings thereon. Effective May 1, 2014, all active participants became 100% vested in their allocation of employer contributions plus earnings thereon. All participants hired on or after May 1, 2014 will be 100% vested in all accounts at all times.
(f)     Investment Options
Upon enrollment in the Plan, a participant may direct contributions in 1% increments among fourteen mutual funds, one stable value fund, and the Company's stock fund. Participants also have the option to invest in four different managed portfolio strategies. A default investment option was added to the Plan effective January 1, 2014. When a new participant is added to the Plan, any contribution will be allocated to the default investment option if the participant has inadvertently failed to provide investment election options.
Participants may change their investment elections and reallocate their investments on a daily basis (including with respect to Company stock). Contributions may be temporarily held as cash balances pending the execution of the investment according to the participant’s direction.
(g)     Payment of Benefits
No distributions from the Plan may be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, to his or her legal representatives), becomes disabled or otherwise terminates employment with the Company. Participants aged 59 1/2 or older are eligible for in-service distributions. However, the participant has the right to defer receipt of his Plan accounts until he or she attains her normal retirement age (age 65).
Distributions are made in cash, Company stock, or both, at the election of the participant, subject to the terms of the Plan.
Benefit distributions are based on the participant’s vested account balance and may be distributed in a lump sum. If a participant’s vested account balances exceed $1,000, a participant may elect to have the vested accounts distributed in installments over a period of not more than the participant’s life expectancy. Participants with account balances prior to 2008 may elect distributions through the purchase of an annuity. In the case of a married participant, certain accounts from a previously merged plan must be distributed in the form of a joint and survivor annuity with the participant’s spouse as the joint annuitant, unless waived by the participant and consented to by the participant’s spouse.
Under certain conditions, participants, while still employed by the Company, are permitted to withdraw in a single sum, the employee contribution portion of their account balance on account of hardship as defined in IRS regulations. If a hardship withdrawal is made, a participant’s right to make elective contributions to the Plan will be suspended for six months after the receipt of the hardship withdrawal. This will affect the participant’s right to receive matching contributions but not profit sharing contributions. In addition, participants, while still employed by the Company, are permitted to withdraw all or a portion of their employee account balance after age 59 1/2. Rollover accounts may be withdrawn, all or part, once during each Plan year regardless of the participant’s age.
Effective January, 1, 2014, the Plan provided for automatic rollovers for terminated participants with balances under $5,000 into an Individual Retirement Account (“IRA”) with Millennium Trust. Affected participants will be notified of the change and provided opportunity to distribute or move their funds. Participants will be charged $35 initially and a $35 annual fee to be rolled into and maintain a balance in this IRA.

(h)     Voting and Dividend Rights
No participant shall have any voting or dividend rights or other rights of a stockholder prior to the time that shares are allocated to the participant.
Each participant is entitled to exercise voting rights attributable to the shares of Company stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised.
(i)    Forfeitures
Forfeitures may be used to pay reasonable and permitted administrative expenses or to reduce the Company’s employer contribution obligation. Forfeitures used during 2015 were $70,621. Forfeitures available to be used to reduce future employer contributions at December 31, 2015 and 2014 were $15,160 and $24,794, respectively.
(j)     Notes Receivable from Participants
Participants may borrow, upon written application, any amount provided that the aggregate amount of all outstanding notes from the participant to the Plan, taking into account notes payable to any other qualified plan maintained by the employer, shall not exceed the lesser of $50,000 or 50% of the participant’s vested account balance. Effective in Plan year 2014, participants can request loans for any purpose and the Plan Trustees are no longer responsible for approving such loans. Note terms shall not exceed five years, except for the purchase of a primary residence. The notes are collateralized by the balance in the participant’s account and bear interest at a rate equal to the then current prime rate. Loans which were transferred into the Plan retained the repayment terms and interest rates in effect at the time of transfer. Principal and interest is paid ratably through semi-monthly payroll deductions.
(k)     Administrative Expenses and Revenue Sharing Credits
Administrative expenses including trust, recordkeeping, audit and investment fees are paid by the Plan. Certain administrative expenses incurred by the Plan are paid directly by the Company and are excluded from these financial statements. Investment-related expenses are included in the net appreciation of fair value of investments.
The Plan earns revenue sharing credits from certain mutual funds based on the invested balances. The credits may be used to pay reasonable and permitted administrative expenses. Credits used to pay Plan expenses during 2015 were $105,326.
(2)    Summary of Significant Accounting Policies
(a)     Basis of Accounting
The accompanying financial statements have been prepared under the accrual method of accounting. Investments held by a defined contribution plan are required to be reported at fair value.
(b)     Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(c)     Risks and Uncertainties
The Plan allows participants to direct contributions into various mutual funds, a stable value fund, and Company stock. The mutual funds are all registered investment companies. The underlying investment securities of these funds and the Company stock are exposed to various risks, including but not limited to interest rate, market, liquidity and credit risk. Due to the level of risk associated with certain underlying investment securities, the sensitivity of certain fair value estimates to changes in valuation assumptions, and the level of uncertainty related to changes in the value of the funds, it is likely that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.
Participants should refer to Heritage Financial Corporation’s annual and quarterly financial statements filed with the Securities and Exchange Commission (Form 10K and 10Q) regarding risks associated with Company stock.

(d)    Investment Valuation and Income Recognition
The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan Trustees determine the Plan’s valuation policies utilizing information provided by the investment advisers, custodians, and insurance company. See Note (3) Fair Value Measurements for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is recorded on the accrual basis. Realized gains and losses from security transactions are reported on the moving average method. Net appreciation (depreciation) in fair value of investments represents the change in fair value from one period to the next and realized gains and losses.
(e)     Payment of Benefits
Benefits are recorded when paid. At December 31, 2015 and 2014, assets allocated to withdrawing participants totaled $70,338 and $203,706, respectively.
(f)     Notes and Receivable from Participants
Notes receivable from participants are stated at the outstanding balance of the loan plus accrued interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. All notes were current and the Plan recorded no allowance for loan losses related to the outstanding notes receivable from participants as of December 31, 2015 or 2014.
(g)    Excess Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributes the excess contributions to the applicable participants before March 15th of the subsequent year. There were no excess contributions as of December 31, 2015 or 2014.
(h)    Recent Accounting Pronouncements
Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU" or "Update") 2015-12 Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) - I. Fully Benefit-Responsive Investment Contracts, II. Plan Investment Disclosures, and III. Measurement Date Practical Expedient, was issued in July 2015. The Update was issued to reduce complexity in employee benefit plan accounting. Part I designates contract values as the only required measurement for fully benefit-responsive investment contracts. Part II eliminates certain disclosures such as individual investments that represent 5 percent or more of net assets available for benefit and net appreciation for investments by general type, and it simplifies required classes of assets in fair value disclosures. Part III addresses plans that have a fiscal year-end that does not coincide with a month-end. Parts I and II are effective on a retrospective basis, and Part III is effective on a prospective basis for fiscal years beginning after December 15, 2015. The adoption of this Update impacted the Statement of Net Assets Available for Benefit as of December 31, 2015 and 2014 related to the presentation of the stable value fund. The adoption additionally impacted certain disclosures included in the Notes to the Financial Statements.
FASB ASU 2015-07: Fair Value Measurements (Topic 820) Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), was issued in May 2015. The Update removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The Update is effective for fiscal years beginning after December 15, 2015 and early application is permitted. A reporting entity should apply the amendments retrospectively to all periods presented. The adoption of this Update impacted the presentation of the stable value fund in Note (3) Fair Value Measurements to the Financial Statements.
(3)    Fair Value Measurements
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (exit price) in principal or most advantageous market in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:
Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2: Observable inputs other than Level 1 quoted prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data.

Level 2 quoted prices are obtained from independent third-party brokers or dealers, including prices derived from model-based valuation techniques for which the significant assumptions are observable in the market or corroborated by observable market data.
Level 3: Unobservable inputs that are supported by little or no market activity. These inputs require significant management judgment and reflect the Plan’s estimation of assumptions that market participants would use in pricing the asset or liability.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.
The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan. There have been no changes in the methodologies used at December 31, 2015 and 2014.
Heritage Financial Corporation common stock: Valued based on its closing price as quoted on the NASDAQ National Market System. The Plan Sponsor common stock is determined to be a Level 1 investment.
Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the United States Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. These are determined to be Level 1 investments.
Stable value fund: As the stable value fund is composed primarily of fully benefit-responsive investment contracts, it is valued at the NAV of units of the bank collective trust. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.
The fair value of other financial instruments such as cash and cash equivalents and employer contributions receivable approximate their carrying value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value on a recurring basis as of December 31, 2015 and 2014:

	Investments at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds	$33,777,819	$—	$—	$33,777,819
Heritage Financial Corporation common stock	7,815,303	—	—	7,815,303
Cash and cash equivalents	452,220	—	—	452,220
Total investments in the fair value hierarchy	42,045,342	—	—	42,045,342
Stable value fund (1)	—	—	—	5,251,562
Total investments at fair value	$42,045,342	$—	$—	$47,296,904

	Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds	$35,770,364	$—	$—	$35,770,364
Heritage Financial Corporation common stock	8,342,866	—	—	8,342,866
Cash and cash equivalents	211,614	—	—	211,614
Total investments in the fair value hierarchy	44,324,844	—	—	44,324,844
Stable value fund (1)	—	—	—	5,394,090
Total investments at fair value	$44,324,844	$—	$—	$49,718,934
(1) In accordance with FASB Accounting Codification Standards ("ASC") 820-10, certain investments that were measured at net assets value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the financial statement of net assets available for benefit.
There were no transfers between Level 1 investments and Level 2 investments for the years ended December 31, 2015 or 2014.

Investments Measured Using the Net Assets Value per Share Practical Expedient
The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2015 and 2014. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

Investment	December 31, 2015	December 31, 2014	Unfunded Commitments	Redemption Frequency (1)	Redemption Notice Period
Stable value fund	5,251,562	5,394,090	N/A	Daily	12 months
(1) Plan is currently eligible.

(4)    Stable Value Fund
The Plan includes indirect investments in fully-benefit responsive contracts as part of offering the Wells Fargo Stable Value Fund M (“Fund” or "stable value fund") investment option to participants. The Fund has invested all of its assets in Wells Fargo Stable Return Fund G, a collective trust fund which is primarily comprised of investment contracts and security-backed investment contracts. An investment contract is a contract issued by a financial institution to provide a stated rate of return to the buyer of the contract for a specified period of time. Security-backed investment contracts are comprised of two components: investment contracts issued by a financial institution (i.e. wrap contracts) and underlying portfolios of fixed income securities (generally bonds) whose market prices fluctuate.
The Fund’s contracts are carried at contract value in the participants’ account and applies the provisions of FASB ASC 946-210-45 and 946-210-50 for stable value investment funds. Participant accounts are credited with interest at a fixed rate that is typically reset quarterly. The rate reset allows the contract value to converge with a fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration. While there may be slight variations from one contract to another, the primary variables which could impact the future rates credited to participants include (1) the amount and timing of participant contributions, (2) transfers and withdrawals into/out of the contract, (3) the current yield of the assets underlying the contract, (4) the duration of the assets underlying the contract and (5) the existing difference between fair value of the securities and the contract value of the assets within the insurance contract.
To the extent that the underlying portfolio has unrealized and/or realized losses, an adjustment is made when reconciling from fair value to contract value under contract value accounting. As a result, the future rate credited to participants may be lower over time than the current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, an adjustment is made when reconciling from fair value to contract value and, in the future, the rate credited to participants may be higher than the current market rates. The contracts cannot credit an interest rate that is less than zero percent.

Each contract issuer specifies events which would limit the ability of the Plan to transact at contract value. Such events can include premature termination of the contracts by the Plan or Plan termination.
The Plan's ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on third-party issuer's ability to meet its financial obligations. The issuer's ability to meet its contractual obligations may be affected by future economic and regulatory developments.
The contracts for the Fund limit the circumstances under which the issuer may unilaterally terminate the contract. The issuer may terminate the contract on short notice upon the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the issuer could terminate the contracts at the fair value of the underlying securities. The Fund reserves the right to require twelve-month notice for withdrawal of assets from the Fund initiated by the Plan sponsor. Withdrawals initiated by participants will be honored when received unless payments are being delayed to all Fund unit holders, in which event the Fund will work with the Plan sponsor to arrive at a mutually agreeable payout structure.
No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.
(5)    Plan Termination
Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon termination of the Plan, participant accounts will be distributed to the participant or his or her beneficiary as prescribed by the Plan document and the IRC.
(6)    Tax Status
The Plan obtained its latest determination letter on September 17, 2013, in which the Internal Revenue Service ("IRS") ruled that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.
(7)    Party-in-Interest Transactions
A party-in-interest is defined under Department of Labor and ERISA regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The following qualify as a party-in-interest or party-in-interest transactions:

•
Certain officers of the Company serve as Trustees of the Plan and certain officers or employees of the Company may perform administrative functions for the Plan. No officer or employee receives compensation from the Plan.

•
The Plan’s assets are held by Matrix Trust Company, a Broadridge Financial Solutions, Inc. company, the custodian of the Plan assets. The Plan assets are managed by the custodian, at the direction of the Trustees, which invests cash received, interest and dividend income, and makes distributions to participants.

•
Trautmann, Maher and Associates serves as the recordkeeper of the Plan. The recordkeeper maintains participant account detail and administers the payment of interest and principal on the participant loans.

•	RBC Wealth Management serves as the investment advisor to the Plan.

•	The Plan issues loans to participants, which are secured by the balance in the participant’s accounts.

•
The Plan’s investment in Heritage Financial Corporation common stock constitutes a party-in-interest transaction as the Company is a related party. The value of the Company common stock held by the Plan as of December 31, 2015 and 2014 is disclosed in Note (3) Fair Value Measurements. Total dividend income recognized by the Plan from the investment in Heritage Financial Corporation common stock was $227,682 during the year ended December 31, 2015.

(8)    Reconciliation of Financial statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	December 31, 2015	December 31, 2014
Net assets available for benefits per the financial statements	$47,736,932	$50,551,710
Deficiency of contract value from estimated fair value of investment in stable value fund at prior year end	—	76,081
Amounts allocated to withdrawing participants at current year end	(70,338)	(203,706)
Net assets available for benefits per the Form 5500	$47,666,594	$50,424,085
The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31, 2015
Net decrease in net assets available for benefit per the financial statements	$(2,814,778)
Deficiency of contract value from estimated fair value of investment in stable value fund at prior year end	(76,081)
Amounts allocated to withdrawing participants at current year end	(70,338)
Amounts allocated to withdrawing participants at prior year end	203,706
Net loss per the Form 5500	$(2,757,491)
The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended December 31, 2015
Benefits paid to participants per the financial statements	$7,546,561
Amounts allocated to withdrawing participants at current year end	70,338
Amounts allocated to withdrawing participants at prior year end	(203,706)
Benefits paid to participants per the Form 5500	$7,413,193
Amounts allocated to withdrawing participants are recorded on Form 5500 for the benefit claims that have been processed and approved for payment before year-end, but not yet paid as of that date.

HERITAGE FINANCIAL CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST
EIN: 91-1857900
Plan Number: 003
Form 5500, Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value		Cost	Current Value
	Participant-directed investments:
	Mutual funds:
	American Funds Capital World Growth R4	4,413	shares	**	$190,907
	American Funds Europac R4	87,313	shares	**	3,886,301
	Aston Fairpointe Mid Cap N Fund	50,201	shares	**	1,723,407
	Columbia Contrarian Core Z	111,920	shares	**	2,355,913
	Invesco Growth and Income	134,529	shares	**	3,170,858
	Metro West Total Ret I	389,780	shares	**	4,139,468
	Oppenheimer Developing Markets	35,067	shares	**	1,051,662
	T. Rowe Price Blue Chip	69,989	shares	**	5,065,801
	T. Rowe Price Divers S/C Growth	103,075	shares	**	2,649,016
	Templeton Global Bond Ad	107,138	shares	**	1,235,296
	Vanguard 500 Index Fund Signal	24,341	shares	**	4,587,846
	Vanguard Extended Market Index Signal	20,650	shares	**	1,312,937
	Vanguard REIT Index Fund	5,240	shares	**	592,030
	Wells Fargo Special Small Cap	67,725	shares	**	1,816,377
	Stable value fund:
	Wells Fargo Stable Value M	107,746	units	**	5,277,746
*	Heritage Financial Corporation common stock	475,377	shares	**	7,815,303
	Schwab money market account	292,917	units		292,917
					47,163,785

*	Notes receivable from participants	Interest rates from 3.25% to 4.25% and maturity between April 2015 through June 2029		**	613,878
					$47,777,663

*	A party-in-interest as defined by ERISA.
**	The cost of participant-directed investments is not required to be disclosed and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES
The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the Plan) have duly caused the annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HERITAGE FINANCIAL CORPORATION 401(k)
PROFIT SHARING PLAN AND TRUST

Date: June 21, 2016	By:	/s/ Brian L. Vance
Brian L. Vance
President and Chief Executive Officer

Date: June 21, 2016	By:	/s/ Donald J. Hinson
Donald J. Hinson
Chief Financial Officer